UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Momenta Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, Par Value $.0001 Per Share

(Title of Class of Securities)

60877T100

(CUSIP Number)

Dr. Christian Rehm

Novartis AG

Lichstrasse 35

CH 4056 Basel, Switzerland

+41 61 324 1111

With a copy to:

G. Scott Lesmes

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW, Suite 6000

Washington, D.C. 20006

+1 202 887 1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis AG

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power

	8)	Shared Voting Power 4,708,679

	9)	Sole Dispositive Power

	10)	Shared Dispositive Power 4,708,679

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,679

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 6.82% *

14)	Type of Reporting Person (See Instructions) CO

* This calculation is based on 68,997,260 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis Pharma AG

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power

	8)	Shared Voting Power 4,708,679

	9)	Sole Dispositive Power

	10)	Shared Dispositive Power 4,708,679

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,679

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 6.82% *

14)	Type of Reporting Person (See Instructions) CO

* This calculation is based on 68,997,260 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 6, 2015.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D initially filed with the Securities and Exchange Commission on August 4, 2006, as previously amended on September 6, 2006 (the “Original Schedule 13D”) relating to shares of the common stock, par value $.0001 per share (the “Common Stock”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). All information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

This Amendment is being filed by the Reporting Persons to report: (i) a decrease in the percentage of outstanding Common Stock beneficially owned by the Reporting Persons resulting solely from an increase in the number of Common Stock of the Issuer issued and outstanding; (ii) certain changes in disclosure responsive to Item 2 of the Original Schedule 13D, as set forth below; (iii) certain changes in disclosure responsive to Item 5 of the Original Schedule 13D, as set forth below; and (iv) changes to the executive officers and directors of the Reporting Persons, as set forth in Schedule I hereto.

Item 2.           Security and Issuer.

Items 2(a) - (c) and (f) of the Original 13D are amended and restated in their entirety to read as follows:

(a) - (c); (f)   Novartis Pharma AG (the “Investor”) is a corporation organized under the laws of Switzerland and is a wholly-owned subsidiary of Novartis AG.  The Investor is principally engaged in the research and development, production and worldwide marketing of pharmaceuticals.

Novartis AG (“Novartis”) is a corporation organized under the laws of Switzerland and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products, led by innovative pharmaceuticals. Novartis is the 100% owner of the Investor.

Novartis and the Investor are collectively referred to herein as the “Reporting Persons”.

The name, function, business address, citizenship and present principal occupation of the executive officers and members of the Board of Directors of the Reporting Persons is set forth on Schedule I hereto and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

Items 5(a) — (c) of the Original 13D are amended and restated in their entirety to read as follows:

(a) - (c) The Investor is the record holder and beneficial owner of 4,708,679 shares of the Issuer’s Common Stock. As a result of the Investor’s holdings, Novartis is a beneficial owner of the Securities. Based on publicly available information, the Securities represent approximately 6.82% of the Issuer’s outstanding Common Stock and the Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities.

Except as described in this Amendment, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Schedule I hereto (i) beneficially owns any additional shares of Common Stock or (ii) has effected any transactions in the shares of Common Stock in the past sixty days.

Item 7.           Materials to be Filed as Exhibits.

Exhibit

1	Joint Filing Agreement dated December 8, 2015 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 8, 2015

NOVARTIS AG

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

	By:	/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Felix Senn
Name: Felix Senn
Title: Authorized Signatory

	By:	/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee; Head of Human Resources	Belgian

Felix R. Ehrat, Ph.D.	Member of the Executive Committee; General Counsel	Member of the Executive Committee; General Counsel	Swiss

David Epstein	Member of the Executive Committee; Head of Novartis Pharmaceuticals Division	Member of the Executive Committee; Head of Novartis Pharmaceuticals Division	American

Mark C. Fishman, M.D.	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Richard Francis	Member of the Executive Committee; Head of Sandoz Division	Member of the Executive Committee; Head of Sandoz Division	British

Jeff George	Member of the Executive Committee; Head of Alcon Division	Member of the Executive Committee; Head of Alcon Division; 6201 South Freeway, Fort Worth, TX 76134, USA	American

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

André Wyss	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Global Head of Novartis Business Services	Swiss

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean and Vice Chancellor for Academic Affairs of the Duke University School of Medicine	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Verena A. Briner, M.D.	Director	Professor of internal medicine at the University of Basel and Chief Medical Officer; Head of the Department of Medicine at the Lucerne Cantonal Hospital	Swiss

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Ann Fudge	Director	Member of the Board of Unilever NV	American

Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Partner at Lenz & Staehelin	Swiss

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences

American

William T. Winters	Director	Chairman and CEO of Renshaw Bay, an alternative asset management and advisory company based in London	British

DIRECTORS OF NOVARTIS PHARMA AG

The name, function, citizenship and present principal occupation or employment of each of the directors of Novartis Pharma AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma AG and (ii) the business address of each director of Novartis Pharma AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Pharma AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	President of the Board of Directors	Chairman of the Board of Directors of Novartis AG	German

Felix R. Ehrat, Ph.D.	Director	Member of the Novartis AG Executive Committee; General Counsel of Novartis AG	Swiss

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer of Novartis AG	German

EXHIBIT INDEX

Exhibit

1	Joint Filing Agreement dated December 8, 2015 by and among the Reporting Persons